DREYFUS MONEY MARKET INSTRUMENTS INC.
STATEMENT OF INVESTMENTS
GOVERNMENT SECURITIES SERIES
September 30, 2005 (Unaudited)

	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills - 54.8%			
10/6/2005	2.85	70,000,000	69,972,292
12/29/2005	3.29	71,400,000	70,828,969
Total U.S. Treasury Bills			
(cost $140,801,261)			**140,801,261**
Repurchase Agreements - 45.7%			
Bank Of America			
dated 9/30/2005, due 10/3/2005 in the amount			
of $33,008,800 (fully collateralized by			
$33,915,000 U.S. Treasury Notes,			
2%, due 5/16/2006, value $33,745,425)	3.20	33,000,000	33,000,000
Barclays Capital Inc.			
dated 9/30/2005, due 10/3/2005 in the amount			
of $18,304,194 (fully collateralized by			
$18,795,000 U.S. Treasury Bills,			
due 1/26/2006, value $18,574,500)	2.75	18,300,000	18,300,000
Bear Stearns & Co.			
dated 9/30/2005, due 10/03/2005 in the amount			
of $33,008,663 (fully collateralized by			
$33,550,000 U.S. Treasury Notes,			
2.375% - 2.75%, due 6/30/2006 - 8/15/2006,			
value $34,403,450)	3.15	33,000,000	33,000,000
UBS Warburg LLC			
dated 9/30/2005, due 10/3/2005 in the amount			
of $33,008,938 (fully collateralized by			
$32,921,000 U.S. Treasury Notes,			
4.625% - 5.75%, due 11/15/2005 - 5/15/2006,			
value $33,661,001)	3.25	33,000,000	33,000,000
Total Repurchase Agreements			
(cost $117,300,000)			**117,300,000**
Total Investments (cost $258,101,261)		**100.5%**	**258,101,261**
Liabilities, Less Cash and Receivables		**(.5%)**	**(1,289,505)**
Net Assets		**100.0%**	**256,811,756**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.

Dreyfus Money Market Instruments, Inc.
Statement of Investments
Money Market Series
September 30, 2005 (Unaudited)

	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit--25.6%		
BNP Paribas (Yankee)		
3.80%, 12/13/2005	10,000,000	10,000,000
CIBC (Canadian Imperial Bank Of Commerce) (Yankee)		
3.68%, 12/7/2005	10,000,000	10,000,000
Credit Suisse First Boston (Yankee)		
3.62%, 10/11/2005	12,000,000	12,000,000
Depfa Bank PLC (Yankee)		
3.73%, 11/14/2005	15,000,000	15,000,000
First Tennessee Bank		
3.61%-3.78%, 10/11/2005-12/8/2005	13,000,000	13,000,000
HBOS Treasury Service PLC (London)		
3.81%, 12/6/2005	15,000,000	15,000,000
Washington Mutual Bank		
3.69%, 12/2/2005	10,000,000	10,001,504
Total Negotiable Bank Certificates of Deposit		
(cost $85,001,504)		**85,001,504**
Commercial Paper--47.9%		
Abbey National PLC		
3.90%, 10/3/2005	10,000,000	9,997,833
Atlantis One Funding Corp.		
3.62%-3.73%, 10/11/2005-11/14/2005	15,000,000 [a]	14,967,450
Bank of America Corp.		
3.61%, 10/12/2005	10,000,000	9,989,024
Beta Finance Inc.		
3.62%, 10/28/2005	10,000,000 [a]	9,973,075
CC (USA)		
3.62%, 10/25/2005	6,000,000 [a]	5,985,640
Deutsche Bank Financial LLC		
3.88%, 10/3/2005	10,000,000	9,997,844
Edison Asset Securitization LLC		
3.78%, 12/8/2005	10,000,000 [a]	9,929,261
Gemini Securitization Corp.		
3.79%, 12/12/2005	10,000,000 [a]	9,925,000
Grampian Funding LLC		
3.74%, 11/16/2005	10,000,000 [a]	9,952,722
Greenwich Capital Holdings Inc.		
3.86%, 10/3/2005	10,000,000	9,997,855
HSH Nordbank		
3.79%, 12/13/2005	10,000,000	9,923,958
Mane Funding		
3.62%, 10/26/2005	9,000,000 [a]	8,977,594
Northern Rock PLC		
3.62%, 10/27/2005	10,000,000	9,974,072
Premier Asset Collateralized Entity (PACE)		
3.81%, 11/30/2005	10,000,000 [a]	9,937,167
Scaldis Capital LLC		
3.81%, 12/2/2005	10,000,000 [a]	9,935,072
UBS Finance (DE) LLC		
3.86%, 10/3/2005	10,000,000	9,997,856
Total Commercial Paper		
(cost $159,461,424)		**159,461,424**

Corporate Notes--10.5%

Lehman Brothers Inc.		
3.81%, 2/23/2006	10,000,000 [b]	10,000,000
Toyota Motor Credit		
3.81%, 8/8/2006	10,000,000 [a,b]	10,000,000
Wells Fargo & Co.		
3.64%, 7/3/2011	15,000,000 [b]	15,000,000
Total Corporate Notes		
(cost $35,000,000)		**35,000,000**

Short Term Bank Notes--3.0%

World Savings Bank		
3.61%, 10/11/2005		
(cost $10,000,000)	10,000,000	**10,000,000**

Time Deposits--13.2%

Branch Banking & Trust Co. (Grand Cayman)		
3.88%, 10/3/2005	10,000,000	10,000,000
Chase Manhattan Bank USA (DE) (Grand Cayman)		
3.88%, 10/3/2005	10,000,000	10,000,000
Key Bank (Grand Cayman)		
3.89%, 10/3/2005	14,000,000	14,000,000
M&T Trust (Grand Cayman)		
3.88%, 10/3/2005	10,000,000	10,000,000
Total Time Deposits		
(cost $44,000,000)		**44,000,000**

Total Investments (cost $333,462,928)	**100.2%**	**333,462,928**
Liabilities, Less Cash and Receivables	**(.2%)**	**(609,835)**
Net Assets	**100.0%**	**332,853,093**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, these securities amounted to $99,582,981 or 29.9% of net assets.*

[b] *Variable interest rate--subject to periodic change.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.